                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)(1)


                          SHAMAN PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  819319 10 4
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                                 (CUSIP Number)










                        (Continued on following page(s))

                              (Page 1 of 5 Pages)




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        (1)     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     819319 10 4             13G                     PAGE 2 OF 5 PAGES

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   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
             Lisa A. Conte
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
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                      5   SOLE VOTING POWER
                               572,000 shares of Common Stock and 141,666 shares
                               of Common Stock issuable upon exercise of stock
                               options
     NUMBER OF        ----------------------------------------------------------
       SHARES         6   SHARED VOTING POWER
    BENEFICIALLY                 0
      OWNED BY        ----------------------------------------------------------
        EACH          7   SOLE DISPOSITIVE POWER
     REPORTING                 572,000 shares of Common Stock and 141,666 shares
       PERSON                  of Common Stock issuable upon exercise of stock
        WITH                   options
                      ----------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER
                                 0
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   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          572,000 shares of Common Stock and 141,666 shares of Common Stock issuable upon exercise of stock options
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  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
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  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.08% as of December 31, 1996
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  12  TYPE OF REPORTING PERSON*
          IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





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CUSIP NO. 819319 10 4                 13G                    Page 3 of 5 Pages

ITEM 1(a)       NAME OF ISSUER:

                Shaman Pharmaceuticals, Inc.

ITEM 1(b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                213 East Grand Avenue
                South San Francisco, CA 94080

ITEM 2(a)       NAME OF PERSON FILING:

                Lisa A. Conte 2/

ITEM 2(b)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                213 East Grand Avenue
                South San Francisco, CA 94080

ITEM 2(c)       CITIZENSHIP:

                United States

ITEM 2(d)       TITLE OF CLASS OF SECURITIES:

                Common Stock

ITEM 2(e)       CUSIP NUMBER:

                819319 10 4


-------------------

2/  Ms. Conte is the President and Chief Executive Officer of Issuer.

CUSIP NO. 819319 10 4                 13G                    Page 4 of 5 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b), check whether the person filing is a:

                Not Applicable

ITEM 4.         OWNERSHIP.

                (a)     Amount Beneficially Owned: See Row 9 of cover page.

                (b)     Percent of Class:  See Row 11 of cover page.

                (c)     Number of shares as to which such person has:

                        (i) sole power to vote or to direct the vote: See Row 5 of cover page.

                        (ii) shared power to vote or to direct the vote: See Row 6 of cover page.

                        (iii) sole power to dispose or to direct the disposition of: See Row 7 of cover page.

                        (iv) shared power to dispose or to direct the disposition of: See Row 8 of cover page.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                Not Applicable.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not Applicable.

CUSIP NO. 819319 10 4                 13G                    Page 5 of 5 Pages

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not Applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

                Not Applicable.

ITEM 10.        CERTIFICATION.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 3, 1997


                                                /s/ LISA A. CONTE
                                                -----------------
                                                Lisa A. Conte